Exhibit 99.1

Bon Natural Life Limited Announces FY2021 Earnings Release Date and Webcast

●	Earnings to be released before market opens on Monday, January 31, 2022

Xian, China, January 28, 2022 — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, will issue its FY2021 earnings release for the fiscal year ended September 30, 2021 before the market open on Monday, January 31, 2022.

In observation of Chinese New Year, BON will host an investor conference call and webcast on February 3 beginning at 9:00 a.m. EST. Management on the call will include CEO Mr. Richard (Yongwei) Hu, CFO Mr. Zhenchao Li, CMO Ms. Wenjuan Chen and COO Ms. Yingchun Xue. A replay of the call will also be archived on the Company’s website and will be available until the next earnings call.

The call and webcast will be available via:

Pre-registration: https://dpregister.com/sreg/10163664/f14b2a0560

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the operator. Participants may pre-register at any time, up to and including after the time that the call has started.

Those without internet access or unable to pre-register may dial in by calling:

U.S. Toll Free: 1-866-777-2509

International Toll: 1-412-317-5413

To listen to the live webcast or to view the accompanying slides, go to the company’s investor website at https://ir.bnlus.com/. The webcast also can be accessed by using the direct link: https://services.choruscall.com/mediaframe/webcast.html?webcastid=Ha8MzXT9

If you are unable to participate during the live webcast, the call will be recorded and later made available on the Company’s website.

About Bon Natural Life Limited

The Company focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds for perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by their customers. For additional information, please visit the Company’s website at www.bnlus.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the natural, health and personal care market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

In the United States:	In China:
Maggie Zhang | Impact IR	Sophie Zhang | Impact IR
Phone: (646) 893-8916	Email: sophie.zhang@irimpact.com
Email: maggie.zhang@irimpact.com